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                              January 16, 2024

       Paul Weibel
       Chief Financial Officer
       5E Advanced Materials, Inc.
       9329 Mariposa Road, Suite 210
       Hesperia, CA 92344

                                                        Re: 5E Advanced
Materials, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 20,
2023
                                                            File No. 333-276162

       Dear Paul Weibel:

              We have conducted a limited review of your registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-3 filed December 20, 2023

       General

   1. We note you disclosed in your DEF14A filed on December 18, 2023 that you are holding a special meeting on
January 12, 2024 in connection with a proposed restructuring of your outstanding senior
secured convertible notes. We further note you disclosed that you intend to implement the
restructuring through an out of court restructuring, but if the conditions precedent to
the out of court restructuring cannot be timely satisfied, including approval by your
stockholders of certain proposals at the special meeting, you will implement the
restructuring through bankruptcy in a pre-packaged Chapter 11 plan. As your proposed
restructuring appears contingent, in part, on the voting results of this special meeting, please
update your disclosures regarding the restructuring of your
                                                        outstanding senior
convertible notes accordingly.
   2. We note you disclosed in Note 1 of your Form 10-Q for the quarterly period ended
                                                        September 30, 2023 that
your Convertible Note Agreement with BEP Special Situations
 Paul Weibel
5E Advanced Materials, Inc.
January 16, 2024
Page 2
       IV and certain other parties contains a financial covenant requiring you to maintain a cash balance of at least $10 million, and that on November 9, 2023, you entered into a standstill agreement under which the parties to the Convertible Note Agreement agreed to a period of standstill temporarily allowing you to go below your current cash covenant of $10 million until December 1, 2023 (which was extended to December 5, 2023 according to your Form 8-K filed on December 6, 2023). We further note you disclosed that if you were not able to obtain additional financing and agree to a successful recapitalization plan, your cash balance was expected to fall below $10 million during the fourth calendar quarter of 2023, and an event of default under the Convertible Note Agreement would occur. Lastly, we note you disclosed in your Form 8-K filed on December 19, 2023 that as of December 8, 2023, your available cash and cash equivalents was $4.34 million.
       Please provide us with a detailed analysis supporting your eligibility to use Form S-3, focusing on whether your apparent default under the Convertible Note Agreement is material to the financial position of your company and its consolidated and unconsolidated subsidiaries, taken as a whole. See General Instruction I.A.4 of Form S-3 and refer to the guidance provided in Question 115.12 of the Division of Corporation
Finance   s
       Compliance and Disclosure Interpretations of Securities Act Forms.
3. Please file a consent for Millcreek Mining Group as an exhibit to your registration statement or tell us why you do not believe it is necessary. See Item 1302(b)(4) of
       Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Daniel
Morris, Legal Branch Chief, at 202-551-3314 with any other questions.



                                                             Sincerely,
FirstName LastNamePaul Weibel
                                                             Division of
Corporation Finance
Comapany Name5E Advanced Materials, Inc.
                                                             Office of Energy &
Transportation
January 16, 2024 Page 2
cc:       Eric Johnson, Esq.
FirstName LastName